SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          Transfinancial Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   0002060101
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 100038
                                 (212) 806-5400

                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  0002060101                                       Page __ of __
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TJS Partners, L.P.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b) / /
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    3     SEC USE ONLY
-----------------------------------------------------------------------------

    4     SOURCE OF FUNDS*

          WC
-----------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    / /
-----------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-----------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                  400,000
       SHARES
    BENEFICIALLY         8        SHARED VOTING POWER                0
      OWNED BY
        EACH             9        SOLE DISPOSITIVE POWER            400,000
      REPORTING
     PERSON WITH         10        SHARED DISPOSITIVE POWER         0
-----------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
-----------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   / /
-----------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7%
-----------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  0002060101                                       Page __ of __
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TJS Management, L.P.
-----------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b) / /
-----------------------------------------------------------------------------

    3     SEC USE ONLY
-----------------------------------------------------------------------------

    4     SOURCE OF FUNDS*

          OO
-----------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    / /
-----------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-----------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                  0
       SHARES
    BENEFICIALLY         8        SHARED VOTING POWER                400,000
      OWNED BY
        EACH             9        SOLE DISPOSITIVE POWER             0
      REPORTING
     PERSON WITH         10       SHARED DISPOSITIVE POWER           400,000
-----------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
-----------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   / /
-----------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7%
-----------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  0002060101                                        Page __ of __
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TJS Corporation
-----------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b) / /
-----------------------------------------------------------------------------

    3     SEC USE ONLY
-----------------------------------------------------------------------------

    4     SOURCE OF FUNDS*

          OO
-----------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    / /
-----------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-----------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                 0
       SHARES
    BENEFICIALLY         8        SHARED VOTING POWER               400,000
      OWNED BY
        EACH             9        SOLE DISPOSITIVE POWER            0
      REPORTING
     PERSON WITH         10       SHARED DISPOSITIVE POWER          400,000
-----------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
-----------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   / /
-----------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7%
-----------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  0002060101                                        Page __ of __
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas J. Salvatore
-----------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  / /
                                                                (b) / /
-----------------------------------------------------------------------------

    3     SEC USE ONLY
-----------------------------------------------------------------------------

    4     SOURCE OF FUNDS*

          OO
-----------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    / /
-----------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-----------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                 0
       SHARES
    BENEFICIALLY         8        SHARED VOTING POWER               400,000
      OWNED BY
        EACH             9        SOLE DISPOSITIVE POWER            0
      REPORTING
     PERSON WITH         10       SHARED DISPOSITIVE POWER          400,000
-----------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
-----------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   / /
-----------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7%
-----------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          IN
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D ("Schedule 13D"), dated November 25, 1996, which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Arguss Holdings, Inc. (formerly known as Conceptronic, Inc.), a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     Item 1 is hereby amended as follows:

     This statement on Schedule 13D/A, Amendment No. 1, relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of the Company.

     The address of the Company's principal executive offices are located at One Church Street, Rockville, Maryland 20850.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended as follows:

     This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Mr. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership".

     (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following thereto:

     On May 25, 1997, the 400,000 shares of Class A Common Stock beneficially owned by the Partnership were automatically converted into 400,000 shares of Common Stock pursuant to the terms of the Class A Common Stock. Notwithstanding the automatic conversion of the Class A Common Stock into Common Stock, between November 25, 1996 (date of the Schedule 13D) and the date hereof, none of Filing Persons have purchased or sold any shares of Class A Common Stock or Common Stock.

ITEM 4 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     The Partnership's intention for acquiring shares of Common Stock and its present intention for holding such shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire additional shares of Common Stock in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of the Instructions to Schedule 13D.

     Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended as follows:

     On May 25, 1997, the 400,000 shares of Class A Common Stock beneficially owned by the Partnership were automatically converted into 400,000 shares of Common Stock pursuant to the terms of the Class A Common Stock. Notwithstanding the automatic conversion of the Class A Common Stock into Common Stock, none of the Filing Persons have purchased or sold any shares of Class A Common Stock or Common Stock during the past 60 days.

     As of the date of this statement, the Partnership is the direct beneficial owner of 400,000 shares of Common Stock which constituted approximately 4.7% of the 8,514,870 shares outstanding as of November 6, 1997, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. As of the close of business on November 6, 1997, the Partnership had ceased to be and none of the other Filing Persons were beneficial owners of five percent or more of the Common Stock of the Company and accordingly none of the Filing Persons will be filing additional Schedule 13D Amendments with respect to the ownership of Common Stock.

     TJS Management, L.P., in its capacity as general partner of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the shares of Common Stock owned by the Partnership. Each of such persons disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest in therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock owned beneficially by the Partnership.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1998


                                    TJS PARTNERS, L.P.

                                      By: TJS MANAGEMENT, L.P., as
                                          General Partner


                                          By: /S/ THOMAS J. SALVATORE
                                                  Thomas J. Salvatore, as
                                                  General Partner


                                    TJS MANAGEMENT, L.P.


                                      By:  /S/ THOMAS J. SALVATORE
                                           Thomas J. Salvatore, as
                                           General Partner


                                    TJS CORPORATION

                                      By:  /S/ THOMAS J. SALVATORE
                                           Thomas J. Salvatore
                                           President


                                    /S/ THOMAS J. SALVATORE
                                    Thomas J. Salvatore